SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair ANNOUNCES 32 ND BASE AT PESCARA

1 aircraft, 4 new routes and 400 ,000 passengerS P.A.

1MILLION/€5 SEATS FOR TRAVEL IN MAY & EARLY JUNE

Ryanair, Europe’s largest low fares airline, today (2nd Apr 09) announced that from July 2009 it opens its 32nd base with one aircraft (value $70m) at Pescara, Italy and opens four new routes (7 in total) at this new base.

Ryanair’s four new routes from Pescara to Cagliari, Eindhoven, Milan (Bergamo) and Venice (Treviso) start flying from July and will increase Ryanair’s annual traffic at Pescara to over 400,000 passengers p.a. which will sustain 400 local jobs.

Ryanair celebrated their new Pescara base, four new routes and 400,000 passengers by releasing 1million €5 seats for travel across its European network in May and early June. These low fares are now available for booking only until midnight Sunday on www.ryanair.com

In Pescara today, Ryanair’s Lesley Kane said:

“Ryanair is delighted to announce Pescara as our 32nd base (and 8th base in Italy.) Our 4 new routes from Pescara to Cagliari, Eindhoven, Milan and Venice go on sale today and start in July. With a total of 7 low fare routes from Pescara, passengers can beat the recession by choosing Ryanair’s guaranteed lowest fares and no fuel surcharges to exciting destinations all over Europe. Ryanair’s 400,000 passengers will sustain 400 jobs locally in Pescara in 2009 and will generate millions in tourism revenues to the Abruzzo region.

“To celebrate its 32nd base and four new routes from Pescara, Ryanair is releasing 1million seats for just €5 for travel across Europe in May & early June. Since these crazy low prices will be snapped up quickly we urge passengers to book them immediately on ryanair.com”.

Route	Begin	Frequency
Cagliari	July	2 pw
Eindhoven	July	3 pw
Milan (Bergamo)	July	4 pw
Venice (Treviso)	July	2 pw

Ends.                               Thursday, 2nd April, 2009

For further information:
Stephen McNamara                      Pauline McAlester

Ryanair                                           Murray Consultants

Tel: 00 353 1 812 1271                  Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  2 April, 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director